

December 23, 2011

Via E-mail
Frank E. Fusco
Executive Vice President, Treasurer
and Chief Financial Officer
Astoria Financial Corporation
One Astoria Federal Plaza
Lake Success, New York 11042-1085

> **Re:** **Astoria Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 4, 2011**
> **File No. 001-11967**

Dear Mr. Fusco:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Regulation and Supervision, page 21

1. To the extent you have received any formal or informal, written or unwritten guidance from your banking regulators which is likely to have a material impact on your results of operations, liquidity, capital, or financial position, please confirm, if true, that you have

clearly disclosed the material effects of such guidance. If not, please revise future filings to provide such disclosure.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

(g) Loans Receivable and Allowance for Loan Losses, page 108

2. Please tell us and expand future filings to disclosure how you consider all historical loss experience when collectively evaluating loans for impairment and discuss the historical periods specifically considered in your analysis. In your disclosure, include additional granularity regarding any adjustments made to historical losses and, if applicable, discuss the specific facts and circumstances that is the basis for such adjustments.

Note 5. Loans Receivable and Allowance for Loan Losses, page 118

3. We note your disclosure that you have significant impaired one-to-four family mortgage loans with partial charge-offs of a portion of the outstanding principal. Please tell us, and revise future filings, to disclose the following:
   • your charge-off policies for each type of loan and whether you have revised these policies;
   • the specific triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve;
   • how partial charge-off's impact your credit quality metrics and trends and identify those most impacted. For example, discuss how recording partial charge-off's lowers your allowance for loan losses as a percentage of total loans and lowers your allowance for loan losses as a percentage of nonperforming loans as compared to if you recorded specific reserves; and
   • the comparability of your credit quality metrics and trends with your peers that do not record partial charge-off's.

Note 17. Fair Value Measurements, page 141

4. Please revise your future filings to disclose how often you obtain updated appraisals for impaired loans and describe in detail any adjustments you make to the appraised values and the facts and circumstances related to the adjustments.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Equity-Based Compensation, page 38

5. Please revise future filings to disclose what elements of individual performance were taken
    into account in determining the equity-based compensation of your officers. Refer to Item
    402(b)(2)(vii) of Regulation S-K.

Form 10-Q for the Period Ended September 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations

Provision for Loan Losses, page 53

6. We note your presentation of the ratio of allowance for loan losses to non-performing loans
    excluding one-to-four family non-performing loans 180 days or more past due and your
    indication that this is a non-GAAP financial measure. Please tell us and include the
    following disclosures in future filings:
    *   provide a reconciliation to the most directly comparable financial measure presented
        in accordance with GAAP for all periods presented; and
    *   disclose the reasons why you believe this presentation provides useful information to
        investors and specify how management uses these measures.
    Refer to Item 10(e)(1) of Regulation S-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

    *   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

    *   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel